Exhibit 99.1

December 11, 2019

Kbridge Energy Corp.

Suite 104 - 5836 South Pecos Road

Las Vegas, NV U.S.A. 89120

Dear Sirs:

Re: Kbridge Energy Corp.

We hereby give notice of our resignation as independenct auditors of Kbridge Energy Corp. (the “Company”) effective December 11, 2019. No reportable event has arisen from our engagement as independent auditor of the Company.

Yours very truly,

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONALACCOUNTANTS

Per: Cherry H. Ho, Inc.

Vancouver * Tri-Cities * Surrey * Victoria